Castmor Resources, Ltd.
           427 Princess Street, Suite 406, Kingston, Ontario  K7L 5S9
                 Tel:  (613) 617-5107     Fax:  (613) 383-0247

                                                                   June 24, 2011

VIA  EDGAR

H.  Roger  Schwall
Assistant  Director
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.
Washington,  D.C.  20549-4628

     Re:     CASTMOR RESOURCES LTD.
             AMENDED REGISTRATION STATEMENT ON FORM S-1
             FILED MAY 31, 2011
             FILE NO. 333-169764
             AMENDED FORM 10-Q FOR QUARTER ENDED FEBRUARY 28, 2011 FILED JUN 14, 2011
             AMENDED FORM 10-Q FOR QUARTER ENDED NOVEMBER 30, 2010 FILED MAY 31, 2011
             FILE NO. 001-34039

Dear Mr. Schwall:

In connection with the above-captioned filing, we are filing with the Commission, via Edgar, the following documents relating to the registration of Common Stock:

A.     Amended Form 10-Q for the quarter ended February 28, 2011; and

B.     Amended Form 10-Q for the quarter ended November 30, 2010.

The above-referenced forms have been amended to respond to the Staff's letter dated, June 23, 2011. Our responses to the Staff's comments are set forth below in the following paragraphs numbered to correspond to the comments in the Staff's letter. Any capitalized terms used in this letter shall have the meanings ascribed to them in the Registration Statement.

General

1.     We have noted the Staff's comment.

2. In response to the Staff's comment, we have amended our Forms 10-Q to include the disclosure under Item 4 of Part I of the Form 10-Q, which was inadvertently omitted. As indicated in the disclosure, we advise that we have not implemented any enhanced controls.

3.     In response to the Staff's comment, we have deleted the Item.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Castmor Resources Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We further acknowledge that Castmor Resources Ltd. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff need additional information or have questions concerning our response, please do not hesitate to contact us.

Yours very truly,


/s/ Alfonso Quijada
Alfonso Quijada
President